Exhibit

Exhibit Description

99.1	Announcement on 2010/09/02: To announce related materials on acquisition of machinery and equipment

99.2	Announcement on 2010/09/06: To announce related materials on acquisition of machinery and equipment

99.3	Announcement on 2010/09/06: To announce related materials on acquisition of machinery and equipment

99.4	Announcement on 2010/09/07: UMC will attend investor conferences on 2010/09/08

99.5	Announcement on 2010/09/08: Announcement of Mainland Chinese company investment through subsidiary, UMC Capital Corporation.

99.6	Announcement on 2010/09/13: To announce related materials on acquisition of machinery and equipment

99.7	Announcement on 2010/09/14: To announce related materials on acquisition of facilities and equipment

99.8	Announcement on 2010/09/20: Typhoon Fanapi had no significant impact on the Company’s financial and business operation

99.9	Announcement on 2010/09/23: To announce related materials on disposal of MEGA FINANCIAL HOLDING CO., LTD. securities

99.10	Announcement on 2010/09/07: August Revenue

99.11	Announcement on 2010/09/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2010/08/10~2010/09/02
3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price:$ 672,317,550 NTD; total transaction price:$ 672,317,550 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): KLA-TENCOR CORPORATION; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.2

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2010/08/26~2010/09/06
3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $557,499,375NTD; total transaction price: $557,499,375NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.3

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2010/08/09~2010/09/06
3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price:$ 865,091,713NTD; total transaction price:$ 865,091,713NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): LAM RESEARCH INTERNATIONAL SARL .; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.4

UMC will attend investor conferences on 2010/09/08

1.Date of the investor/press conference:2010/09/08

2.Location of the investor/press conference: Grand Hyatt Hotel, Taipei, Taiwan

3.Financial and business related information: The Company will attend the “Asian Technology Conference” held by Credit Suisse on 2010/09/08 in Grand Hyatt Hotel

4.Any other matters that need to be specified: Please refer to MOPS or Company website for more information.

Exhibit 99.5

Announcement of Mainland Chinese company investment through subsidiary, UMC Capital Corporation.

1.Date of occurrence of the event:2010/09/08
2.Method of the present increase (decrease) in investment: Signing of investment agreement for the investment in mainland Chinese company Parade Technologies (Shanghai) Co., Ltd. through Parade Technologies, Inc. (USA) and Parade Technologies, Ltd. (Cayman)
3.Transaction volume, price per unit, and total monetary amount of the transaction: Total amount USD$147,900
4.Company name of the invested mainland Chinese company: Parade Technologies (Shanghai) Co., Ltd.
5.Paid-in capital of said invested mainland Chinese company: US$1,000,000
6.Amount of new capital increment currently planned by said invested mainland Chinese company:NA
7.Main business items of said invested mainland Chinese company:Integrated circuit design
8.Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year:Un-qualified opinion
9.Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year:RMB$12,391,957.18
10.Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year: RMB$1,499,632.43
11.Amount of actual investment to date in said invested mainland Chinese company:US$147,900
12.Counterparty to the transaction and its relationship to the Company: NA
13.Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price:NA
14.Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party’s relationship to the company at those times: NA
15.Gain (or loss) on disposal: NA
16.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:According to the contract;
17.The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department:Decided by the Board of Parade Technologies, Ltd.(Cayman Islands)
18.Broker: None
19.Concrete purpose of the acquisition or disposal:Long-term investment
20.Do the directors have any objection to the present transaction?: None
21.Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: USD$20,147,900
22.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 0.50%
23.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period:0.26%
24.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period:0.31%
25.Total amount of actual investment in the mainland China area to date:USD$20,147,900
26.Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period:0.50%
27.Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period:0.26%
28.Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period:0.31%
29.Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years:2008 NT$(112,198,701) 2009 NT$3,084,167
30.Amount of profit remitted back to Taiwan for the most recent three fiscal years: 0
31.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None
32.Any other matters that need to be specified: None

Exhibit 99.6

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2010/08/09~2010/09/13
3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price:$ 687,296,490NTD; total transaction price:$ 687,296,490NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.7

To announce related materials on acquisition of facilities and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):facilities and equipment
2.Date of the occurrence of the event:2009/09/21~2010/09/14
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:Transaction volume:a batch;average unit price:$580,091,605 NTD; total transaction price:$580,091,605 NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): WHOLETECH SYSTEM HITECH LIMITED; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction:price negotiation; the reference basis for the decision on price: market price. The decision-making department:the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount:Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained:Not applicable
15.Broker and broker’s fee:None
16.Concrete purpose or use of the acquisition or disposition: to produce integrated circuits
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified:None

Exhibit 99.8

Typhoon Fanapi had no significant impact on the Company’s financial and business operation

1.Date of occurrence of the event:2010/09/20
2.Company name: United Microelectronics Corp.
3.Relationship to the Company (please enter “head office” or “affiliate company”): Head office
4.Reciprocal shareholding ratios:N/A
5.Cause of occurrence: Typhoon Fanapi had no significant impact on the Company’s financial and business operation
6.Countermeasures: None
7.Any other matters that need to be specified: None

Exhibit 99.9

To announce related materials on disposal of MEGA FINANCIAL HOLDING CO., LTD. securities

1.Name of the securities:Common shares of MEGA FINANCIAL HOLDING CO., LTD.
2.Trading date:2010/08/17~2010/09/23
3.Trading volume, unit price, and total monetary amount of the transaction: trading volume:15,260,000 shares;average unit price: $19.87 NTD; total amount: $303,167,650 NTD
4.Gain (or loss) (not applicable in case of acquisition of securities): $128,440,650 NTD
5.Relationship with the underlying company of the trade: none.
6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges): cumulative volume: 28,608,035 shares;amount: 327,562,001 NTD; percentage of holdings: 0.26%; status of restriction of rights:no
7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 22.09% ratio of shareholder’s equity: 26.65%; the operational capital as shown in the most recent financial statement: $45,828,957 thousand NTD
8.Concrete purpose/objective of the acquisition or disposal: financing operation
9.Do the directors have any objections to the present transaction?: none
10.Any other matters that need to be specified: none

Exhibit 99.10

United Microelectronics Corporation
September 7, 2010

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of August 2010.

1)	Sales volume (NT$ Thousand)

Period	Items	2010	2009	Changes	%
August	Invoice amount	7,871,499	6,751,101	1,120,398	16.60%
2010	Invoice amount	57,006,698	40,189,145	16,817,553	41.85%
August	Net sales	10,885,880	9,061,502	1,824,378	20.13%
2010	Net sales	78,167,762	51,337,437	26,830,325	52.26%

2)	Funds lent to other parties (NT$ Thousand) : None

3)	Endorsements and guarantees (NT$ Thousand) : None

4)	Financial derivatives transactions

a Hedging purpose : NT$ thousand
UMC

Financial instruments	Forwards	IRS
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	9,492,720	—
Fair Value	(36,337)	0
Net Profit from Fair Value	(111,703)	(88,410)
Written-off Trading Contracts	48,643,605	15,000,000
Realized profit (loss)	80,039	88,612

b Trading purpose : NT$
thousand
UMC’s subsidiaries
Financial instruments	ECB Investment - Embedded derivatives
Deposit Paid	0
Royalty Income (Paid)	0
Unwritten-off Trading Contracts	50,000
Fair Value	36,267
Net Profit from Fair Value	0
Written-off Trading Contracts	0
Realized profit (loss)	0

Exhibit 99.11

United Microelectronics Corporation
For the month of August, 2010

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, supervisors, executive officers and 10% shareholders

Title	Name	Number of shares held as of July 31, 2010	Number of shares held as of August 31, 2010	Changes

N/A

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

		Number of shares	Number of shares held
		held as of	as of
Title	Name	July 31, 2010	August 31, 201	Changes
N/A